Exhibit 99.1

Pharvaris Outlines 2026 Strategic Priorities

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Topline data from CHAPTER-3, a pivotal study of deucrictibant for prophylactic treatment of HAE attacks, anticipated in 3Q2026
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Preparation of NDA dossier of deucrictibant for on-demand treatment of HAE attacks ongoing; timeline remains on-track for filing in 1H2026
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Recruitment ongoing in CREAATE, a pivotal study of deucrictibant for the prophylactic and on-demand treatment of AAE-C1INH attacks
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Estimated cash runway into 1H2027

ZUG, Switzerland, January 12, 2026 – Pharvaris (Nasdaq: PHVS), a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to help address unmet needs of those living with bradykinin-mediated diseases such as hereditary angioedema (HAE) and acquired angioedema due to C1 inhibitor deficiency (AAE-C1INH), today outlined its strategic priorities for 2026.

“The readout of Pharvaris’ first pivotal Phase 3 study, RAPIDe-3, in December was the culmination of a decade of scientific rigor, operational and financial diligence, executional excellence, and, most importantly, community engagement and commitment,” said Berndt Modig, Chief Executive Officer of Pharvaris. “The data reported in December build upon Pharvaris’ legacy in HAE drug development, and we believe demonstrate deucrictibant’s potentially differentiated profile and potential to become a new standard of care for on-demand HAE treatment of attacks. Our team’s ability to conduct the most diverse Phase 3 on-demand study in HAE, by including previously underserved regions and subgroups, and improve upon the outcomes of the RAPIDe-1 Phase 2 study further bolsters our confidence in the clinical execution of the CHAPTER-3 prophylactic study, for which the timing of anticipated data readout has now been refined to the third quarter of 2026.”

2026 Strategic Priorities

Long-term Prophylaxis of HAE Attacks

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Topline data from CHAPTER-3 (NCT06669754) anticipated 3Q2026. CHAPTER-3 is a randomized, double-blind, placebo-controlled Phase 3 study of orally administered deucrictibant extended-release tablet for the prophylaxis against angioedema attacks in adults and adolescents (12 years and older) with HAE. The study aims to enroll approximately 81 participants randomized in a 2:1 ratio to receive deucrictibant extended-release tablet (40 mg), which is the intended commercial dosage, or placebo, once daily for 24 weeks. Pharvaris anticipates announcing topline data of CHAPTER-3 in the third quarter of 2026.
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Enrollment in CHAPTER-4 (NCT06679881) progressing as planned. CHAPTER-4 is a long-term, open-label extension study of orally administered deucrictibant extended-release tablet (40 mg/day) for the prophylactic treatment of HAE attacks. The goal of the study is to evaluate the long-term safety and effectiveness of deucrictibant extended-release tablet in the prophylactic treatment of HAE attacks.
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Completed CHAPTER-1 (NCT05047185); final data recently presented. Final Results from the randomized portion and the long-term open-label portion of the study demonstrated that deucrictibant was well tolerated for up to approximately three years. The mean rate of HAE attacks was reduced by deucrictibant within the first week of treatment and remained low for up to approximately 34 months, with an overall mean monthly on-treatment attack rate of 0.12 throughout the completed open-label extension portion of the study.

On-demand Treatment of HAE Attacks

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RAPIDe-3 (NCT06343779) met primary endpoint and all secondary efficacy endpoints with statistical significance. Outcomes from RAPIDe-3, a pivotal global Phase 3 study evaluating orally administered deucrictibant immediate-release capsule (20 mg) for the on-demand treatment of HAE attacks in adults and adolescents (12 years and older), confirming the potential of deucrictibant’s differentiated profile for the on-demand treatment of HAE attacks. The primary endpoint, median time to onset of symptom relief, was achieved in 1.28 hours, significantly faster versus placebo (p<0.0001), and deucrictibant was well tolerated. Pharvaris plans to present additional efficacy, safety, and patient experience data at upcoming medical congresses.
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Filing of U.S. New Drug Application (NDA) of deucrictibant for the on-demand treatment of HAE attacks anticipated 1H2026. Pharvaris is preparing the dossier for deucrictibant’s NDA filing. The data from RAPIDe-3 and RAPIDe-2 will serve as the basis for marketing authorization applications, which are planned to be filed starting in the first half of 2026.

Clinical Development of Deucrictibant in AAE-C1 INH

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CREAATE (NCT06669754) study progressing as planned. Pharvaris initiated CREAATE, a global, pivotal Phase 3 study of deucrictibant for the prophylactic and on-demand treatment of AAE-C1INH attacks, in November 2025. CREAATE assesses the efficacy and safety of deucrictibant in people living with AAE-C1INH. In part 1 of CREAATE, participants receive either deucrictibant extended-release tablet (40 mg) or placebo once daily for the prophylactic treatment of AAE-C1INH attacks. In part 2 of CREAATE, participants treat two attacks in a cross-over fashion, one attack with deucrictibant immediate-release capsule (20 mg) and one with placebo according to a randomized treatment sequence, for the on-demand treatment of AAE-C1INH attacks. Part 3 of CREAATE is the open-label extension portion of the study assessing the long-term safety and effectiveness of deucrictibant immediate-release capsule (20 mg) for on-demand treatment.

Business Updates

Corporate

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Cash runway into 1H2027. Pharvaris remains diligent in its operational management and is focusing on late-stage clinical development programs and commercial preparedness for the potential launch of deucrictibant.
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Pharvaris recently added to Nasdaq Biotechnology Index (NBI). In December 2025, Pharvaris was added to the NBI. Companies in the NBI must meet eligibility requirements, including minimum market capitalization, average daily trading volume and seasoning as a public company, among other criteria. The NBI is evaluated annually in December and is calculated under a modified capitalization-weighted methodology.

Upcoming Participation at Investor Conferences

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Oppenheimer 36th Annual Healthcare Life Sciences Conference. Virtual, February 25-26, 2026.
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Format: Fireside Chat
Date, time: Thursday, February 26, 2026, 9:20-9:50 a.m. EST
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The Citizens Life Sciences Conference. Miami, FL, March 10-11, 2026.
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Format: Fireside Chat
Date, time: Tuesday, March 10, 2026, 11:20 a.m. EST
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Leerink Global Healthcare Conference 2026. Miami, FL, March 8-11, 2026.
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Format: Fireside Chat
Date, time: Wednesday, March 11, 2026, 9:20 a.m. EST

Live audio webcasts of the presentations will be available on the Investors section of the Pharvaris website at: https://ir.pharvaris.com/news-events/events-presentations. The audio replays will be available on Pharvaris’ website for 30 days following the presentation.

Upcoming Presentations at Medical Congresses

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Western Society of Allergy, Asthma & Immunology (WSAAI) 63rd Annual Scientific Session. Wailea, HI, February 1-5, 2026. Details of the accepted presentation at WSAAI are as follows:
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Title: Long-Term Safety and Efficacy of Oral Deucrictibant for Prophylaxis in Hereditary Angioedema: Results of the Phase 2 CHAPTER-1 Open-Label Extension Study
Presenter: Michael E. Manning, M.D.
Date, time: Wednesday, February 4, 2026, 7:00-8:00 a.m. HST (12:00-1:00 p.m. EST) and 11:30 a.m.-12:00 p.m. HST (4:30-5:00 p.m. EST)
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American Academy of Allergy, Asthma & Immunology (AAAAI) 2026 Annual Meeting. Philadelphia, PA, February 27-March 2, 2026. Details for the accepted presentations at AAAAI are as follows:
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Title: A Novel Kinin Biomarker Assay for Characterization of Different Types of Bradykinin-Mediated Angioedema
Presenter: Evangelia Pardali, Ph.D.
Poster Number: 078
Date, time: Friday, February 27, 2026, 2:45-3:45 p.m. EST
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Title: Content Validity of the Angioedema syMptom Rating scAle (AMRA) to Assess Symptoms of Hereditary Angioedema Attacks
Presenter: Teresa Caballero, M.D., Ph.D.
Poster Number: 154
Date, time: Friday, February 27, 2026, 2:45-3:45 p.m. EST
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Title: Long-Term Prophylactic Treatment with Oral Deucrictibant Improved Health-Related Quality of Life in Participants with Hereditary Angioedema: Final Results of the Phase 2 CHAPTER-1 Open-Label Extension Study
Presenter: Michael E. Manning, M.D.
Poster Number: 159
Date, time: Friday, February 27, 2026, 2:45-3:45 p.m. EST
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Title: Oral Deucrictibant Immediate-Release Capsule in Treatment of Hereditary Angioedema Attacks: Results of the Phase 3 RAPIDe-3 Study
Presenter: Marc A. Riedl, M.D., M.S.
Featured Poster Number: 831
Date, time: Sunday, March 1, 2026, 3:30-5:00 p.m. EST

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Title: Long-Term Safety and Efficacy of Oral Deucrictibant for Prophylaxis in Hereditary Angioedema: Final Results of the Phase 2 CHAPTER-1 Open-Label Extension Study
Presenter: John Anderson, M.D.
Featured Poster Number: 832
Date, time: Sunday, March 1, 2026, 3:30-5:00 p.m. EST
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Title: Sustained Therapeutic Exposure with Once-Daily Oral Deucrictibant Extended-Release Tablet for Prophylaxis of Hereditary Angioedema Attacks
Presenter: Zhi-Yi Zhang, Ph.D.
Featured Poster Number: 834
Date, time: Sunday, March 1, 2026, 3:30-5:00 p.m. EST

The posters will be available on the Investors section of the Pharvaris website at: https://ir.pharvaris.com/news-events/events-presentations.

About Deucrictibant

Deucrictibant is a novel, potent, orally bioavailable small-molecule bradykinin B2 receptor antagonist currently in clinical development. Deucrictibant is being investigated for its potential to prevent the occurrence of bradykinin-mediated angioedema attacks and to treat the manifestations of attacks if/when they occur by inhibiting bradykinin signaling through the bradykinin B2 receptor. Pharvaris is developing two formulations of deucrictibant for oral administration: an extended-release tablet to enable sustained absorption and efficacy as prophylactic treatment, and an immediate-release capsule to enable rapid onset of activity for on-demand treatment. Deucrictibant has been granted orphan drug designation for the treatment of bradykinin-mediated angioedema by the U.S. Food and Drug Administration, the European Commission, and Swissmedic.

About Pharvaris

Pharvaris is a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to help address unmet needs in bradykinin-mediated conditions, including all types of bradykinin-mediated angioedema. Pharvaris’ aspiration is to offer therapies with injectable-like efficacy™, a well-tolerated profile, and the convenience of oral administration to prevent and treat bradykinin-mediated angioedema attacks. By delivering on this aspiration, Pharvaris aims to provide a new standard of care in bradykinin-mediated angioedema. Pharvaris is preparing global marketing authorization applications for deucrictibant immediate-release capsule as an on-demand treatment of HAE attacks, and a global pivotal Phase 3 study of deucrictibant extended-release tablet for the prevention of

HAE attacks (CHAPTER-3) is ongoing with topline data anticipated in the third quarter of 2026. In addition, CREAATE is an ongoing Phase 3 study of deucrictibant for the prophylactic and on-demand treatment of AAE-C1INH attacks. For more information, visit https://pharvaris.com/.

Forward Looking Statements

This press release contains certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to our future plans, studies and trials, and any statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: uncertainty in the outcome of our interactions with regulatory authorities, including the FDA; the expected timing, progress, or success of our clinical development programs, especially for deucrictibant immediate-release capsules and deucrictibant extended-release tablets, which are in late-stage global clinical trials; our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1, RAPIDe-2, RAPIDe-3, and CHAPTER-1 Phase 2 and Phase 3 studies in ongoing and future nonclinical studies and clinical trials, such as CHAPTER-3, and CREAATE; the timing and outcome of regulatory approvals, including the timing and outcome of our planned submission of an NDA with the FDA in the first half of 2026 for the on-demand treatment of acute attacks of HAE; risks arising from epidemic diseases, which may adversely impact our business, nonclinical studies, and clinical trials; our ability to potentially use deucrictibant for alternative purposes, for example to treat C1-INH deficiency (AAE-C1INH); the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to produce sufficient amounts of drug product candidates for commercialization; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws (including the Biosecure Act), our ability to maintain an effective system of internal control over financial reporting; changes and uncertainty in general market conditions; disruptions at the FDA and other agencies; changes and uncertainty in general market, political and economic conditions, including as a result of inflation and geopolitical conflicts; changes in regulations and customs, tariffs and trade barriers; and the other factors described under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F and other periodic filings with the U.S. Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Contact

Maggie Beller

Executive Director, Head of Corporate and Investor Communications

maggie.beller@pharvaris.com